UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ABAKAN, INC.

(formerly known as Waste to Energy Group, Inc.)

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Maria Maz

2829 Bird Avenue, Suite 12 Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00258J 107

1.      NAMES OF REPORTING PERSONS.                          Maria C. Maz

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)      ☐

     (b)      ☐

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                United States of America

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.          SOLE VOTING POWER                      21,690,000

8.      SHARED VOTING POWER                    0

9.      SOLE DISPOSITIVE POWER                 21,690,000

     10.      SHARED DISPOSITIVE POWER                0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,690,000 shares of common stock

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.15% of the issued and outstanding shares of common stock (based on 50,265,000 shares of the Issuer's common stock outstanding as December 6, 2009).

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Abakan, Inc. (formerly known as Waste to Energy Group, Inc.) a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 2829 Bird Avenue, Suite 12, Miami, Florida 33133.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Maria C. Maz (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 2829 Bird Avenue, Suite 12, Miami, Florida, 33133.

(c) The present principal occupation of the Reporting Person is: financial consultant and owner of Prosper Financial Inc., a firm that provides management services to developing stage companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 9, 2009 the Reporting Person purchased 15,000,000 shares of the Issuer's common stock from Mr. Aaron Bard (12,500,000 shares) and Mr. Shlomo Friedman (2,500,000 shares), both sellers being former directors and officers of the Issuer, for a total consideration of US$120,000, pursuant to the terms of two share purchase agreements. On November 30, 2009 the Reporting Person purchased 6,690,000 shares of the Issuer's common stock from Beta Service SA (2,500,000 shares), Ms. Nora Coccaro (2,490,000 shares), and Mr. Costa Takkas (1,700,000 shares), a director of the company, for a total consideration of US$50,100, pursuant to the terms of three share purchase agreements (copies of which are attached hereto). Consideration for the acquisitions was paid from the personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by the Reporting Person was for investment in the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) The Reporting person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the Issuer’s business or corporate structure

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 50,265,000 issued and outstanding shares of common stock as of December 6, 2009. The Reporting Person directly owns 21,690,000 shares (representing 43.15%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1      Share Purchase Agreement dated September 4, 2008 between Mr. Aaron Bard and the Reporting Person, incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on September 29, 2008.

10.2      Share Purchase Agreement dated September 4, 2008 between Mr. Shlomo Friedman and the Reporting Person, incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on September 29, 2008.

10.3      Share Purchase Agreement dated November 30, 2009 between Beta Service SA and the Reporting Person.

10.4      Share Purchase Agreement dated November 30, 2009 between Ms. Nora Coccaro and the Reporting Person.

10.5      Share Purchase Agreement dated November 30, 2009 between Mr. Costa Takkas and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2009

Date

/s/ Maria Camila Maz

Signature

Maria C. Maz/Chief Executive Officer and Director

Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).